UNIVISION COMMUNICATIONS INC.

Jonathan Schwartz

Chief Legal & Corporate Affairs Officer

605 Third Avenue, 33rd Floor

New York, NY 10158

(212) 455-5406

jschwartz@univision.net

March 6, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Univision Holdings, Inc. —

Registration Statement on Form S-1, Registration No. 333-205439

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Univision Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-205439), together with all exhibits thereto, initially filed on July 2, 2015 as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement. Therefore, the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. In addition, the Company requests that its confidential treatment applications made pursuant to Rule 406 also be withdrawn at this time and respectfully requests that the Commission destroy such applications and any related materials and any other confidential material submitted in connection with the filing of the Registration Statement.

Please fax a copy of the Order to Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8007.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely, UNIVISION HOLDINGS, INC.

/s/ Jonathan Schwartz
Jonathan Schwartz Chief Legal and Corporate Affairs Officer

cc:	Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP

2